[Letterhead of TD Ameritrade Holding Corporation]

June 1, 2012

Via EDGAR

Ms. Suzanne Hayes, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Dear Ms. Hayes:

On behalf of TD Ameritrade Holding Corporation (together with its wholly-owned subsidiaries, the “Company”), we respectfully submit this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated May 4, 2012 (the “Comment Letter”).

Form 10-K for the fiscal year ended September 30, 2011

Staff Comment 1: Financial Information about Segments and Geographic Areas, page 10

We note your disclosure here and on page 78 that you primarily operate in the securities brokerage industry and have no other reportable segments. We also note your reference to your “client segments” on pages six and seven and that your management team is divided into the following divisions: Retail Distribution, TD Ameritrade Institutional, and Trader Group. Please explain what the client segments are as referred to in your filing and if they correspond with the three divisions noted. If so, tell us how you determined these were one reportable segment under ASC 280.

Company response:

We classify our securities brokerage clients into the following “client segments”: 1) long-term investors, 2) active traders and 3) independent registered investment advisors (“RIAs”). The areas of responsibility of our management team do not precisely align with these client segments. For example, our President, Retail Distribution is responsible for our branch network, investor service and sales call centers, guidance solutions, investment products and investor education businesses. These areas affect both long-term investors and active traders. Our Senior Vice President, Trader Group oversees the strategy and deployment of initiatives for the active trader client segment, but does not have responsibility for services covered by Retail Distribution. Our President, Institutional is responsible for business functions supporting RIAs, but also is responsible for corporate services clients who consist primarily of long-term investors.

Our classification of clients into three client segments is done primarily for the purpose of tailoring brokerage tools and services to their specific needs and marketing our services accordingly. For example, active traders may desire tools such as Trade Architect® and complex options trading capabilities. Long-term investors may be more interested in retirement planning tools such as WealthRulerTM or asset allocation portfolios such as Amerivest. RIAs tend to desire practice management tools and dedicated service teams.

Ultimately, we provide securities brokerage services to all of our clients and do not manage our profitability by client segment. We do not believe our client segments meet the definition of an operating segment under ASC 280-10-50-1, because our chief operating decision maker (our chief executive officer) does not regularly review operating results for them.

Staff Comment 2: Risk Factors – We rely on external service providers to perform certain key functions, page 13

To the extent you are substantially dependent on any particular service provider, identify the provider and the services it provides and file applicable agreements as exhibits, and discuss the material terms of these agreements in the discussion of your business.

Company response:

We are not substantially dependent on any particular external service provider and our contracts with these providers are such as ordinarily accompany our business. The services provided by the external service providers described in the risk factor on page 13 could instead be provided by several other vendors if for any reason the incumbent provider were to become unavailable or unwilling to continue providing the service on commercially reasonable terms. Also, we typically have visibility ahead of the termination of a service provider’s contract, either due to negotiated notice provisions or through other communications with the service provider. Accordingly, if an agreement with a service provider were to terminate, we would generally have adequate time within which to replace the provider without disruption of the Company’s business. Therefore, we need not file any of these contracts under Item 601(b)(10)(ii)(B) of Regulation S-K.

Likewise, we need not discuss the terms of the contracts in the discussion of our business. The terms of the contracts are not material to an understanding of our business under Item 101 of Regulation S-K.

Staff Comment 3: Risk Factors – Our corporate debt level may limit our ability to obtain additional financing, page 17

In future filings, please quantify your debt service obligations in this risk factor.

Company response:

In future filings, beginning with the Company’s Form 10-K for the fiscal year ending September 30, 2012, we propose to expand the risk factor disclosure as follows (new language is underlined):

Our corporate debt level may limit our ability to obtain additional financing.

As of September 30, 2011, we had approximately $1.25 billion of long-term debt, consisting of $250 million of 2.950% Senior Notes due December 1, 2012, $500 million of 4.150% Senior Notes due December 1, 2014 and $500 million of 5.600% Senior Notes due December 1, 2019. Our ability to meet our cash requirements, including our debt service obligations, is dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are or may be beyond our control. We cannot provide assurance that our business will generate sufficient cash flows from operations to fund our cash requirements. If we are unable to meet our cash requirements from operations, we would be required to obtain alternative financing. The degree to which we may be leveraged as a result of the indebtedness we have incurred could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes, could make us more vulnerable to industry downturns and competitive pressures or could limit our flexibility in planning for, or reacting to, changes and opportunities in our industry, which may place us at a competitive disadvantage. There can be no assurance that we would be able to obtain alternative financing, that any such financing would be on acceptable terms or that we would be permitted to do so under the terms of existing financing arrangements. In the absence of such financing, our ability to respond to changing business and economic conditions, make future acquisitions, react to adverse operating results, meet our debt service obligations or fund required capital expenditures could be materially and adversely affected.

Staff Comment 4: Risk Factors – We have extensive relationships and business transactions with TD…, page 18

In future filings, please quantify the amount of client assets that are shifted off your balance sheet under the insured deposit agreement. In addition, please describe and quantify the impact this has on your capital, capital ratios and capital returns.

Company response:

We supplementally advise the Staff that client cash swept to insured deposit accounts does not have any significant impact on our regulatory net capital and net capital ratio. If client cash was not swept to insured deposit accounts and instead remained in free credit balances on our clearing broker-dealer subsidiary’s balance sheet, it would result in an increase in “Payable to clients” and a corresponding increase in “Cash and investments segregated in compliance with federal regulations.”

In future filings, beginning with the Company’s Form 10-K for the fiscal year ending September 30, 2012, we propose to expand the risk factor disclosure as follows (new language is underlined):

We have extensive relationships and business transactions with TD and some of its affiliates, which if terminated or modified could have a material adverse effect on our business, financial condition and results of operations.

We have extensive relationships and business transactions with TD and certain of its affiliates. The insured deposit account agreement between us and affiliates of TD provides a significant portion of our revenue. During fiscal 2011, net revenues related to this agreement accounted for approximately 28% of our net revenues. For fiscal year 2011, the average balance of client cash swept to our insured deposit account offering was $48.5 billion. The average yield earned on the insured deposit account balances was 150 basis points higher than the average net yield earned on segregated cash balances during fiscal 2011. The termination or modification of this agreement without replacing it with comparable terms, which may not be available, could have a material adverse effect on our business, financial condition and results of operations.

Staff Comment 5: Operating Expenses, page 36

We note your disclosure on page 37 that you adjust your level of advertising spending in relation to stock market activity and other market conditions in an effort to maximize the number of new accounts while minimizing the advertising cost per new account. Please revise your future filings to explain in greater detail this relationship and how the stock market activity and other market conditions lower your advertising cost per new account.

Company response:

In future filings, beginning with the Company’s Form 10-Q for the quarter ending June 30, 2012, we propose to revise our advertising expense disclosure as follows (new language is underlined):

Advertising expense increased 1% to $253.2 million. We generally adjust our level of advertising spending in relation to stock market activity and other market conditions in an effort to maximize the number of new accounts while minimizing the advertising cost per new account. We find trading volumes in the stock market to be an effective indicator of self-directed investor engagement. When self-directed investors are actively engaged in the stock market, we tend to experience more success with our advertising, resulting in a lower cost per new account. We also find that self-directed investors tend to demonstrate more interest in financial products and services during certain times of the year, such as in the months immediately preceding the annual April tax filing deadline, and less interest during certain other times, such as the summer months. In addition, in periods when advertising market demand is weak, we may adjust our spending to take advantage of attractive advertising rates.

Staff Comment 6: Liquidity and Capital Resources, page 40

We note your disclosure regarding Rule 15c3-1 and the impact that this net capital requirement may have on the available liquidity at your broker-dealer subsidiaries. Please revise your future filings to also disclose the impact that Rule 15c3-3 has on the available liquidity at your broker-dealer subsidiaries given that cash segregated for the benefit of customers may not be available as a general source of liquidity.

Company response:

In response to the Staff’s comment, we will revise future filings, beginning with our Form 10-Q for the quarter ending June 30, 2012, to discuss the impact Rule 15c3-3 has on available liquidity at our broker-dealer subsidiaries. An example of the revised disclosure is included in the proposed disclosures under our response to Staff comment 7 below.

Staff Comment 7: Liquidity and Capital Resources, page 40

We note your disclosure on page nine that you manage liquidity risk at both the subsidiary and holding company levels. In light of this fact, please revise your future filings to also discuss your liquidity management and any related liquid asset metrics at the subsidiary level.

Company response:

We supplementally advise the Staff that our broker-dealer subsidiaries are the original source for substantially all of our available liquidity. Our “liquid assets” metrics are largely based on net capital available at our broker-dealer subsidiaries; therefore, we do not have other separate liquid assets metrics at the subsidiary level. As of September 30, 2011, TD Ameritrade Clearing, Inc., our clearing broker-dealer subsidiary, was our only subsidiary for which liquidity management is significant. In future filings, beginning with our Form 10-Q for the quarter ending June 30, 2012, we propose to revise our Liquidity and Capital Resources discussion as follows to address the Staff’s comment (new language is underlined):

Liquidity and Capital Resources

As a holding company, TD Ameritrade Holding Corporation conducts substantially all of its business through its operating subsidiaries, principally its broker-dealer subsidiaries.

We have historically financed our liquidity and capital needs primarily through the use of funds generated from subsidiary operations and from borrowings under our credit agreements. We have also issued common stock and long-term debt to finance mergers and acquisitions and for other corporate purposes. Our liquidity needs during fiscal 2011 were financed primarily from our subsidiaries’ earnings and cash on hand. We plan to finance our operational capital and liquidity needs in fiscal 2012 primarily from our subsidiaries’ earnings, cash on hand and, if necessary, borrowings on our parent company and broker-dealer credit facilities.

Dividends from our subsidiaries are the primary source of liquidity for the parent company. Some of our subsidiaries are subject to requirements of the Securities and Exchange Commission (“SEC”), the Financial Industry Regulatory Authority (“FINRA”), the Commodity Futures Trading Commission (“CFTC”), the National Futures Association (“NFA”) and other regulators relating to liquidity, capital standards and the use of client funds and securities, which may limit funds available for the payment of dividends to the parent company.

Broker-dealer Subsidiaries

Our broker-dealer subsidiaries are subject to regulatory requirements that are intended to ensure their liquidity and general financial soundness. Under the SEC’s Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934, or the “Exchange Act”), our broker-dealer subsidiaries are required to maintain, at all times, at least the minimum level of net capital required under Rule 15c3-1. For clearing broker-dealers, this minimum net capital level is determined by a calculation described in Rule 15c3-1 that is primarily based on each broker-dealer’s “aggregate debits,” which primarily are a function of client margin balances at our clearing broker-dealer subsidiary. Since our aggregate debits may fluctuate significantly, our minimum net capital requirements may also fluctuate significantly from period to period. The parent company may make cash capital contributions to our broker-dealer subsidiaries, if necessary, to meet minimum net capital requirements.

Each of our broker-dealer subsidiaries may not repay any subordinated borrowings, pay cash dividends or make any unsecured advances or loans to its parent company or employees if such payment would result in a net capital amount of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement. These net capital thresholds, which are specified in Rule 17a-11 under the Exchange Act, are typically referred to as “early warning” net capital thresholds. As of September 30, 2011, our clearing and introducing broker-dealer subsidiaries had $1,264 million and $375 million of net capital, respectively, which exceeded the early warning net capital thresholds by $765 million and $374 million, respectively.

Our clearing broker-dealer subsidiary, TD Ameritrade Clearing, Inc. (“TDAC”), engages in such activities as settling client securities transactions with clearinghouses, extending credit to clients through margin lending, securities lending and borrowing transactions and processing client cash sweep transactions to and from insured deposit accounts and money market mutual funds. These types of broker-dealer activities require active daily liquidity management.

Most of TDAC’s assets are readily convertible to cash, consisting primarily of cash and investments segregated for the exclusive benefit of clients, receivables from clients and receivables from brokers, dealers and clearing organizations. Cash and investments segregated for the exclusive benefit of clients may be held in cash, reverse repurchase agreements (collateralized by U.S. Treasury securities), U.S. Treasury securities and other qualified securities. Receivables from clients consist of margin loans, which are demand loan obligations secured by readily marketable securities. Receivables from brokers, dealers and clearing organizations primarily arise from current open transactions, which usually settle or can be settled within a few business days.

TDAC is subject to cash deposit and collateral requirements with clearinghouses such as the Depository Trust & Clearing Corporation (“DTCC”) and the Options Clearing Corporation (“OCC”), which may fluctuate significantly from time to time based on the nature and size of our clients’ trading activity. As of September 30, 2011, TDAC had $326 million of cash deposited with clearing organizations for the clearing of client equity and option trades.

TDAC’s liquidity needs relating to client trading and margin borrowing are met primarily through cash balances in client brokerage accounts, which were $8.9 billion as of September 30, 2011. Cash balances in client brokerage accounts not used for client trading and margin borrowing activity are not generally available for other liquidity purposes and must be segregated for the exclusive benefit of clients under Rule 15c3-3 of the Exchange Act. At September 30, 2011, TDAC had $2.5 billion of cash and investments segregated in compliance with federal regulations in special reserve bank accounts for the exclusive benefit of clients under Rule 15c3-3.

For general liquidity needs, TDAC also maintains a senior unsecured revolving credit facility in an aggregate principal amount of $300 million. This facility is described under “Loan Facilities” later in this section. There were no borrowings outstanding on this facility as of September 30, 2011.

Staff Comment 8: Liquidity and Capital Resources, page 40

We note your description of your non-GAAP liquid asset metrics including “liquid assets- management target” and “liquid assets – regulatory threshold”. Please tell us and revise your future filings to more clearly explain the primary differences between these two metrics. For example, we note that your liquid assets using regulatory thresholds are significantly greater than those using management targets, specifically due to an increase in excess net capital from your broker-dealer subsidiaries. Please explain why this increased amount of excess net capital would only be available for corporate investing or financing activities under unusual operating circumstances. Please also provide more information about these regulatory thresholds – particularly at your introducing broker-dealer subsidiary.

Company response:

We supplementally advise the Staff that “Liquid assets – management target” utilizes more conservative, internally established, broker-dealer subsidiary net capital requirements than “liquid assets – regulatory threshold,” which bases capital availability of the broker-dealer subsidiaries on the applicable “early warning” net capital requirements under SEC Rules 15c3-1 and 17a-11 and Commodity Futures Trading Commission (“CFTC”) Regulation 1.17. We prefer to maintain significantly more conservative levels of net capital at the broker-dealer subsidiaries than the early warning regulatory thresholds require. Therefore, we would generally only consider using liquid assets for investing or financing activities below the “management target” net capital levels under unusual operating circumstances, such as to provide funding for a significant strategic business transaction.

Proposed Revisions to Liquid Assets Discussion

In future filings, beginning with the Company’s Form 10-Q for the quarter ending June 30, 2012, we propose to expand the explanation of our liquid assets metrics as follows (new language is underlined):

Liquid Assets

We consider our liquid assets metrics to be important measures of our liquidity and of our ability to fund corporate investing and financing activities. Our liquid assets metrics are considered non-GAAP financial measures. We include the excess capital of our broker-dealer and trust company subsidiaries in the calculation of our liquid assets metrics, rather than simply including broker-dealer and trust company cash and cash equivalents, because capital requirements may limit the amount of cash available for dividend from the broker-dealer and trust company subsidiaries to the parent company. Excess capital, as defined below, is generally available for dividend from the broker-dealer and trust company subsidiaries to the parent company. The liquid assets metrics should be considered as supplemental measures of liquidity, rather than as substitutes for cash and cash equivalents.

We define “liquid assets—management target” as the sum of (a) corporate cash and cash equivalents, (b) corporate short-term investments and (c) regulatory net capital of (i) our clearing broker-dealer subsidiary in excess of 10% of aggregate debit items and (ii) our introducing broker-dealer subsidiaries in excess of a minimum operational target established by management ($50 million in the case of our primary introducing broker-dealer, TD Ameritrade, Inc.). “Liquid assets – management target” is based on more conservative measures of broker-dealer net capital than “liquid assets – regulatory threshold” (defined below) because we prefer to maintain significantly more conservative levels of net capital at the broker-dealer subsidiaries than the regulatory thresholds require. We consider “liquid assets—management target” to be a measure that reflects our liquidity that would be readily available for corporate investing or financing activities under normal operating circumstances.

We define “liquid assets—regulatory threshold” as the sum of (a) corporate cash and cash equivalents, (b) corporate short-term investments, (c) regulatory net capital of (i) our clearing broker-dealer subsidiary in excess of 5% of aggregate debit items and (ii) our introducing broker-dealer subsidiaries in excess of the applicable “early warning” net capital requirement and (d) Tier 1 capital of our trust company in excess of the minimum dollar requirement. For more information about the regulatory capital requirements of our broker-dealer and trust subsidiaries, please see Note 10 – Capital Requirements of the Notes to Consolidated Financial Statements under Item 8 – Financial Statements and Supplementary Data. We consider “liquid assets—regulatory threshold” to be a measure that reflects our liquidity that would be available for corporate investing or financing activities under unusual operating circumstances, such as the need to provide funding for a significant strategic business transaction.

Proposed Revisions to Capital Requirements Footnote

In response to the Staff’s request to provide more information about the broker-dealer regulatory net capital thresholds, beginning with the Company’s Form 10-Q for the quarter ending June 30, 2012, we propose to revise the Capital Requirements financial statement footnote as follows. This example is based on Note 10 of the Notes to Consolidated Financial Statements in the Form 10-K, but specific revisions are not marked as the entire format of the footnote has been changed:

10. Capital Requirements

The Company’s broker-dealer subsidiaries are subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), administered by the SEC and FINRA, which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis.

TD Ameritrade Clearing, Inc. (“TDAC”), the Company’s clearing broker-dealer subsidiary, and TD Ameritrade, Inc., the Company’s introducing broker-dealer subsidiary, compute net capital under the alternative method as permitted by Rule 15c3-1. TDAC is required to maintain minimum net capital of the greater of $1.5 million, which is based on the type of business conducted by the broker-dealer, or 2% of aggregate debit balances arising from client transactions. Under Rule 15c3-1, TD Ameritrade, Inc. is required to maintain minimum net capital of the greater of $250,000 or 2% of aggregate debit balances. As a non-carrying futures commission merchant registered with the CFTC, TD Ameritrade, Inc. is also subject to CFTC Regulation 1.17 under the Commodity Exchange Act, administered by the CFTC and the NFA, which requires the maintenance of minimum net capital of the greater of its Rule 15c3-1 net capital requirement or $1.0 million.

Prior to October 12, 2010, TD Ameritrade Mobile, LLC (formerly thinkorswim, Inc.) (“TDA Mobile”), a subsidiary of the Company, was registered as an introducing broker-dealer. On May 25, 2010, TDA Mobile transferred its introducing broker-dealer business to TD Ameritrade, Inc. On October 12, 2010, the Company withdrew TDA Mobile’s registration as a broker-dealer. TDA Mobile computed net capital under the basic method, which required TDA Mobile to maintain minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. As an introducing broker-dealer and commodity trading advisor registered with the NFA, TDA Mobile was also subject to CFTC Regulation 1.17 under the Commodity Exchange Act, which required the maintenance of minimum net capital to be the greater of its Rule 15c3-1 net capital requirement or $45,000.

Broker-dealers may not repay any subordinated borrowings, pay cash dividends or make any unsecured advances or loans to their parent company or employees if such payment would result in a net capital amount of: (a) under the alternative method, less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement; or (b) under the basic method, less than 8 1/3% of aggregate indebtedness or less than 120% of its minimum dollar requirement. These net capital thresholds, which are specified in Rule 17a-11 under the Exchange Act, are typically referred to as “early warning” net capital thresholds.

Net capital and net capital requirements for the Company’s broker-dealer subsidiaries are summarized in the following tables (dollars in thousands):

	x,xx,xxxx	x,xx,xxxx	x,xx,xxxx	x,xx,xxxx	x,xx,xxxx
TD Ameritrade Clearing, Inc.
Date	Net Capital	Required Net Capital (2% of Aggregate Debit Balances)	Net Capital in Excess of Required Net Capital	Net Capital in Excess of Early Warning Threshold (5% of Aggregate Debit Balances)	Ratio of Net Capital to Aggregate Debit Balances
September 30, 2011	$1,263,535	$199,308	$1,064,227	$765,265	12.68%
September 30, 2010	$1,092,692	$177,644	$915,048	$648,581	12.30%

TD Ameritrade, Inc.
Date	Net Capital	Required Net Capital	Net Capital in Excess of Required Net Capital	Net Capital in Excess of Early Warning Threshold (120% of Required Net Capital)
September 30, 2011	$374,907	$1,000	$373,907	$373,707
September 30, 2010	$142,859	$1,000	$141,859	$141,659

TD Ameritrade Mobile, LLC
Date	Net Capital	Required Net Capital	Net Capital in Excess of Required Net Capital	Net Capital in Excess of Early Warning Threshold (120% of Required Net Capital)
September 30, 2011	N/A	N/A	N/A	N/A
September 30, 2010	$39,039	$250	$38,789	$38,739

The Company’s non-depository trust company subsidiary, TD Ameritrade Trust Company (“TDATC”), is subject to capital requirements established by the State of Maine, which require TDATC to maintain minimum Tier 1 capital, as defined. TDATC’s Tier 1 capital was $18.6 million and $22.3 million as of September 30, 2011 and 2010, respectively, which exceeded the required Tier 1 capital by $8.6 million and $12.3 million, respectively.

Staff Comment 9: Liquidity and Capital Resources, page 40

In addition, given the importance of liquidity to your operations, and the potential volatility of liquid assets on a daily basis, please disclose the average amounts of liquid assets during the periods presented.

Company response:

We supplementally advise the Staff that the Company only calculates liquid assets on a monthly basis. Therefore, we could only provide such an average based on month-end balances. For any given quarter, a 4-point average would be unlikely to differ substantially from a simple average of beginning and end of quarter metrics, which could already be derived from existing information in our filings. We do not track average liquid assets because it is not a meaningful measure to management. Therefore, we do not believe that providing such information would be useful.

Notes to Consolidated Financial Statements

Staff Comment 10: Note 1. Nature of Operations and Summary of Significant Accounting Policies – Securities Transactions, page 54

We note based on disclosures provided throughout your filing that you provide sales incentives and discounts to your customers including free access to services that are normally available on a paid subscription basis. We also note your disclosure on page 54 that revenues related to securities transactions are recorded net of promotional allowances. Please clarify for us whether these promotional allowances refer to the free services mentioned throughout your filing. If not, please revise your future filings to disclose how you account for these free services and other discounts. Please also tell us how you considered the guidance in ASC 605-50-45-3 when determining that such promotional allowances should be reflected as a reduction in revenue rather than as an expense.

Company response:

We supplementally advise the Staff that “promotional allowances,” referenced on p. 54 with respect to our accounting policy for securities transactions, consist only of commission-free or discounted-commission trades, which are generally awarded to attract new clients and incentivize existing clients to transfer additional assets. These promotional allowances referred to on p. 54 relate only to commissions on securities transactions and do not refer to any other free services mentioned elsewhere in the Form 10-K. Such discounted or free commissions represent a “refund or rebate of a portion of the amount charged to the customer” under ASC 605-50-45-3 and are therefore properly accounted for as a reduction of revenue under ASC 605-50-45-1(a).

We supplementally advise the Staff that other free services provided to clients, that are normally available on a paid basis, are also accounted for as a reduction of revenue under ASC 605-50-45-1(a). Costs incurred from third-party vendors for providing certain free services to clients, such as free real-time quotes or free cash management services, are accounted for as expense under ASC 605-50-45-3. We do not believe it is necessary to disclose the accounting for these items in the summary of significant accounting policies, as such accounting is standard practice and there is no alternative treatment under U.S. GAAP.

Staff Comment 11: Note 1. Nature of Operations and Summary of Significant Accounting Policies – Education Revenue Recognition, page 54

We note your education revenue recognition policy and that you sell investor education products separately and in various bundles that contain multiple deliverables. It is not clear how your stated revenue recognition policy for multiple-element arrangements complies with the amended guidance set forth in ASU 2009-13 which was effective for annual reporting periods beginning after June 15, 2010. Please address the following:

•

Tell us when you adopted the revenue recognition guidance set forth in ASU 2009- 13, whether such guidance was adopted prospectively or retrospectively, and whether the adoption of this guidance had a material impact on your consolidated financial statements;

•	Provide us with the information that was required to be disclosed in the year of adoption as set forth in paragraphs 1(c) – (e) of ASU 605-25-65; and

•	Revise your future filings to update your revenue recognition policy for compliance with ASU 2009-13 and to provide the disclosures required by ASU 650-25-50-2.

Company response:

We supplementally advise the Staff that the Company adopted the revenue recognition guidance set forth in ASU 2009-13 for the fiscal year beginning on October 1, 2010. The guidance was adopted prospectively and had no impact on the Company’s consolidated financial statements.

The adoption of the guidance set forth in ASU 2009-13 did not result in changes in the units of accounting, the method of allocating consideration to the units of accounting or the pattern or timing of revenue recognition for investor education products. The Company has historically utilized separate units of accounting and under the previous guidance of Subtopic 605-25, consideration was allocated to the various components of the arrangement based on relative fair value, which is equivalent to the relative selling price under the new guidance set forth in ASU 2009-13. The Company did not employ the residual method of allocation under the previous guidance.

In future filings, beginning with the Company’s Form 10-K for the fiscal year ending September 30, 2012, we propose to update our Education Revenue Recognition accounting policy as follows (new language is underlined):

Education Revenue Recognition—The Company recognizes education revenue in accordance with Accounting Standards Codification (“ASC”) 605, Revenue Recognition. Revenue is not recognized until it is realized or realizable and earned. The criteria to meet this guideline are: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred or services have been rendered; (c) the price to the buyer is fixed or determinable; and (d) collectibility is reasonably assured. Education revenue is included in other revenues on the Consolidated Statements of Income.

The Company sells investor education products separately and in various bundles that contain multiple deliverables including on-demand coaching services, Web site subscriptions, educational workshops, online courses and other products and services. In accordance with ASC 605-25, Multiple-Element Arrangements, sales arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (a) the product has value to the client on a standalone basis and (b) delivery or performance of any undelivered item is probable and substantially in the Company’s control. Each of the significant deliverables in our various investor education bundles qualifies as a separate unit of accounting. The relative selling price method is utilized to allocate the arrangement consideration to each deliverable at the inception of the arrangement. The selling price of each deliverable is generally determined by vendor-specific objective evidence, consisting of actual prices charged by the Company when sold separately. In certain arrangements, the Company offers these products bundled together at a discount. The discount is allocated pro rata to each deliverable based on the relative selling price of each deliverable. Deferred revenue arises because the payments are received before the services have been rendered. Deferred revenue is generally recognized into revenue for each deliverable: (a) upon attendance at educational events; (b) upon usage of on-demand services; or (c) over contractual service periods which are usually less than two years.

The Company provides some limited rights of return in connection with investor education products and services. The Company estimates its returns based on historical experience and maintains an allowance for estimated returns, which is included in deferred revenue on the Consolidated Balance Sheets.

Staff Comment 12: Note 13. Earnings Per Share, page 69

Please revise future filings to disclose securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to ASC 260-10-50-1(c).

Company response:

In response to the Staff’s comment, in future filings, beginning with the Company’s Form 10-Q for the quarter ending June 30, 2012, we propose to revise our earnings per share disclosure as follows (new language is underlined):

13. Earnings Per Share

The following is a reconciliation of the numerator and denominator used in the computation of basic and diluted earnings per share for the fiscal years indicated (in thousands, except per share amounts):

	2011	2010	2009
Net income	$637,753	$592,188	$643,705

Weighted average shares outstanding—basic	570,314	585,128	578,972
Effect of dilutive securities:
Common stock equivalent shares related to stock-based compensation	6,148	6,794	8,280

Weighted average shares outstanding—diluted (1)	576,462	591,922	587,252

Earnings per share—basic	$1.12	$1.01	$1.11
Earnings per share—diluted	$1.11	$1.00	$1.10

(1)	The Company excluded 1.5 million, 2.6 million and 2.1 million shares underlying stock-based compensation awards from the calculation of diluted EPS for fiscal years 2011, 2010 and 2009, respectively, because their inclusion would have been antidilutive.

Staff Comment 13: Note 15. Fair Value Disclosures, page 73—Valuation Techniques, page 77

We note your valuation technique disclosures on page 77 for level two and three measurements. Please revise your future filings to provide more robust disclosure of your valuation techniques, including both the types of models used and the significant inputs to such models. Please also disclose whether any of your fair value measurements rely on broker quotes or independent pricing services, and if so, how such prices are validated. Finally, with respect to your interest rate swaps, please disclose how counterparty credit risk is factored into your fair value determination.

Company response:

Beginning with our Form 10-Q for the quarter ended March 31, 2012, we began disclosing more information about the model and significant inputs used to value auction rate securities, which are the Company’s only Level 3 measurement of any significance. This new disclosure was related to our adoption of ASU 2011-04 on January 1, 2012. Please see the table under “Level 3 Measurements” on p. 17 of the Form 10-Q for the new disclosure. The table also appears in the example below.

In future filings, beginning with the Company’s Form 10-Q for the quarter ending June 30, 2012, we propose to revise the “Valuation Techniques” section of our fair value footnote in response to the Staff’s comment. The following example is based on the disclosure in the Form 10-Q for the quarter ended March 31, 2012 (new language is underlined):

Valuation Techniques

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to the Company’s Level 1 assets and liabilities. If quoted prices in active markets for identical assets and liabilities are not available to determine fair value, then the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Company’s Level 2 assets and liabilities.

Level 2 Measurements:

Debt Securities—Fair values for debt securities are based on prices obtained from an independent pricing vendor. The primary inputs to the valuation include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. The Company validates the vendor pricing by periodically comparing it to pricing from another independent pricing service.

Interest Rate Swaps—These derivatives are valued by the counterparties, using a model that incorporates interest rate yield curves, which are observable for substantially the full term of the contract. The valuation model is widely accepted in the financial services industry and does not involve significant judgment because most of the inputs are observable in the marketplace. Counterparty credit risk is not an input to the valuation because the Company has possession of collateral, in the form of cash or U.S. Treasury securities, in amounts equal to or exceeding the fair value of the interest rate swaps. The Company validates the counterparty valuations by comparing them to a valuation model provided by another third party service.

Level 3 Measurements:

Money Market and Other Mutual Funds—The fair value of positions in money market and other mutual funds managed by The Reserve is estimated by management based on the underlying portfolio holdings data published by The Reserve.

Auction Rate Securities (“ARS”)—ARS are long-term variable rate securities tied to short-term interest rates that are reset through a “Dutch auction” process, which generally occurs every seven to 35 days. Holders of ARS were previously able to liquidate their holdings to prospective buyers by participating in the auctions. During fiscal 2008, the Dutch auction process failed and holders were no longer able to liquidate their holdings through the auction process. The fair value of Company ARS holdings is primarily estimated based on an internal pricing model. The pricing model takes into consideration the characteristics of the underlying securities, as well as multiple inputs, including counterparty credit quality, expected timing of redemptions and an estimated yield premium that a market participant would require over otherwise comparable securities to compensate for the illiquidity of the ARS. These inputs require significant management judgment.

The following table summarizes quantitative information about Level 3 unobservable inputs:

Asset	Valuation Technique	Unobservable Input	Range	Weighted Average
Auction Rate Securities	Discounted cash flow	Constant prepayment rate (Annual)	15% -20%	18%
		Yield premium for illiquidity	2%	2%

Staff Comment 14: Note 17. Structured Stock Repurchase, page 78

We note you entered into a structured stock repurchase agreement on August 20, 2010 and that the transaction settled during the first quarter of Fiscal Year 2011. Please respond to the following:

•

Describe the specific terms of this repurchase agreement, including how the prepayment amount and number of shares to be delivered were determined, and explain why the majority of the prepayment amount was returned in cash upon settlement;

•	Describe the fee structure included in the agreement that was paid to the investment bank counterparty;

•

Explain in greater detail your business reasons for entering into this agreement and how the agreement lowered the average cost of acquiring your common stock after consideration of the fee paid to the investment bank counterparty;

•	Provide your accounting analysis under ASC 815-40 supporting permanent equity treatment for this arrangement and address this more fully in your disclosures in future filings; and

•	Provide a sample calculation as to how the terms of the forward repurchase contract operates upon settlement.

Company response:

We supplementally advise the Staff that under the agreement, the Company agreed to repurchase between zero and 12 million shares under a predetermined pricing grid based on the average daily volume-weighted average price (“VWAP”) of the Company’s stock during the trading period specified in the agreement, less a pre-negotiated discount per share. Under the pricing grid, the lower the average VWAP of the Company’s common stock during the trading period, the higher the number of shares that would be repurchased. Conversely, the higher the average VWAP, the fewer the number of shares that would be repurchased. The prepayment amount of $169.2 million was equal to the product of the maximum number of shares to be purchased under the agreement (12 million) and the highest VWAP ($14.10 per share) at which the maximum number of shares would be purchased under the grid, net of the pre-negotiated discount. Because the average VWAP during the trading period was in the upper range of the predetermined pricing grid, only approximately 3.2 million shares were repurchased. Under the agreement, the Company was entitled to receive any unused portion of the prepayment in either cash or shares, at the Company’s option, and the Company elected to receive cash.

The Company did not pay any fees to the investment bank counterparty. The sole business reason for the Company to enter into this agreement was to receive a discount from the average price it would likely have received under a conventional Rule 10b5-1/10b-18 stock repurchase plan. Under a conventional plan using a similar pricing grid, the Company would have likely purchased shares at a price roughly equal to the average VWAP for the purchase period. The structured stock repurchase program enabled the Company to obtain a discount to the average VWAP for the purchase period.

Accounting Treatment

The arrangement qualified for permanent equity treatment under ASC 815-40 based on the following:

1.	The arrangement is not a liability under ASC 480 – Distinguishing Liabilities from Equity because, as a prepaid arrangement under which it was possible that zero shares would be repurchased, at its inception it was not an obligation to repurchase the issuer’s equity shares, nor was it indexed to such an obligation. It also did not require the issuer (the Company) to transfer assets upon settlement in any circumstances and there was no obligation for the Company to issue shares under the arrangement.

2.	The guidance under ASC 815-40-15-5 through 7 was applicable because it was a freestanding financial instrument potentially settled in the entity’s own stock, regardless of the fact that it did not have all the characteristics of a derivative instrument.

3.	The arrangement met the criteria to be considered indexed to the Company’s own stock under ASC 815-40-15-7 because:

a.	(Step 1) There were no exercise contingencies that were based on an observable market, other than the market for the issuer’s stock, or an observable index. The only exercise contingencies relate to extraordinary events, disruption events, rights to extend, or early termination events.

b.	(Step 2) Although the number of shares subject to settlement was not fixed, the arrangement called for the number of shares received by the Company to be based on the average VWAP during the trading period. Stock price is an input to the fair value of a fixed-for-fixed forward, and the settlement provisions did not include any variables other than those used to determine the fair value of a fixed-for-fixed forward.

4.	The arrangement met the criteria to be classified as an equity instrument under ASC 815-40-25 because:

a.	The contract gave the Company the choice to elect share settlement in all instances, except for (i) an insolvency, a nationalization or merger event where the consideration paid to shareholders consists solely of cash and (ii) an event of default where the Company is the defaulting party or a termination event where the Company is the affected party which resulted from events within the Company’s control.

b.	Given that the cash settlement events under 4(a) above are instances where (i) holders of Company common stock would also receive cash and (ii) the event is within the Company’s control, the conditions for equity classification are not precluded.

Settlement Calculation

The following is the calculation of how the terms of the structured stock repurchase operated upon settlement, based on the following actual results:

1.	Average VWAP of the Company’s common stock during the trading period was $16.3418

2.	Pre-negotiated discount of $0.40 per share

3.	Upon settlement, the Company elected to receive the excess prepayment amount in the form of cash

Number of shares to be repurchased per pricing grid at $16.3418:	3,159,360	(based on linear interpolation)
Times: Average VWAP less discount	$15.9418

Equals: “Final Notional Amount” per agreement	$50,365,885

Prepayment Amount:	$169,200,000
Less: Final Notional Amount from above	$50,365,885

Cash Delivery Amount per agreement	$118,834,115

The Company received 3,159,360 shares and $118,834,115 in cash on the settlement date.

Revised Disclosure

In future filings, beginning with the Structured Stock Repurchase footnote in our Form 10-K for the fiscal year ending September 30, 2012, we propose to revise the disclosure as follows (new language is underlined):

17. Structured Stock Repurchase

On August 20, 2010, the Company entered into an agreement with an investment bank counterparty to effect a structured repurchase of up to 12 million shares of its common stock. The Company entered into this structured stock repurchase agreement in order to lower the average cost of acquiring shares of its common stock. The Company evaluated the contingent exercise provisions and settlement provisions of the agreement, as well as all other conditions for equity accounting under ASC 815-40, Contracts in Entity’s Own Equity, and determined that the agreement qualified for treatment as an equity instrument. Under the terms of the agreement, the Company prepaid $169.2 million to the counterparty, which was recorded as a reduction of additional paid-in capital on the Consolidated Balance Sheet. Settlement of the transaction occurred on December 1, 2010 and the Company purchased approximately 3.2 million shares for approximately $50.4 million ($15.94 per share). The number of shares the Company purchased from the counterparty and the purchase price were based on the average of the daily volume-weighted average share price of the Company’s common stock over the measurement period for the transaction, less a pre-determined discount. Upon settlement of the transaction, the Company was entitled to receive the excess prepayment amount of $118.8 million in the form of cash or shares, at the Company’s option. The Company elected to receive cash, which was recorded as additional paid-in capital.

Staff Comment 15: Note 18. Related Party Transactions, page 78

We note your disclosure that the insured deposit account agreement (IDA) with TD has a term of five years beginning July 1, 2008 and is automatically renewable for successive five-year terms. We also note that either party can terminate the agreement with two years’ prior written notice. Please revise future filings to disclose whether you or TD has exercised your termination right as of the period end.

Company response:

In future filings, beginning with the Company’s Form 10-Q for the quarter ending June 30, 2012, we propose to expand the Related Party Transactions disclosure under the “Insured Deposit Account Agreement” subheading as follows (new language is underlined):

Insured Deposit Account Agreement

The IDA agreement has a term of five years beginning July 1, 2008, and is automatically renewable for successive five-year terms, provided that it may be terminated by any party upon two years’ prior written notice. As of September 30, 2011, neither the Company nor TD has exercised its termination rights.

Staff Comment 16: Note 18. Related Party Transactions, page 78

We note that your insured deposit account fees consist of a spread earned on insured deposit account balances less a 25 bps fee paid to the Depository Institutions as well as the cost of FDIC insurance premiums. Given that insured deposit account fees make up a significant portion of your net revenues, please revise your future filings (either here or within MD&A) to separately quantify the components of your insured deposit account fees (spread, flat fee, insurance premiums) for each period presented (preferably in tabular format).

Company response:

Under FDIC rules, banks are prohibited from disclosing the risk category into which they are put by the Federal Deposit Insurance Corporation (FDIC). The FDIC insurance premiums vary with the level of risk reflected by this risk categorization, and so separately disclosing the premiums would enable a reader to determine when a change in risk category has occurred. Because of the prohibition under the FDIC rules, we are not permitted to quantify each component of the fee separately.

Staff Comment 17: Note 18. Related Party Transactions, page 78

As a related matter, based on your disclosures on pages 78-79 it appears that the Depository Institutions are effectively paying a LIBOR-based interest rate on these deposits and the spread that you earn on these accounts is the difference between the LIBOR-based interest and the amount actually paid to clients. Please confirm that our understanding is correct and explain how the interest rate paid to clients is determined (i.e., is it set by the bank or linked to an index such as the federal funds rate).

Company response:

The Staff’s understanding is correct with respect to the floating rate portion of the insured deposit account portfolio. The Depository Institutions are effectively paying the Company a 30-day LIBOR-based interest rate on the floating rate portion of the portfolio. The earnings on the fixed rate portion of the portfolio are based on prevailing fixed rates for identical balances and maturities in the U.S. dollar interest rate swap market at the time such investments are added to the portfolio. For example, if the Company requests (and the Depository Institutions agree) that $100 million of deposits should be invested in 5-year fixed rate investments, and on the day such investment is approved the prevailing fixed yield for the applicable 5-year U.S. dollar LIBOR-based swaps is 1.00%, then the Company will earn a gross fixed yield of 1.00% on that portion of the portfolio (before any deductions for interest paid to clients, the fixed 25 basis point fee to the Depository Institutions and the cost of FDIC insurance premiums). The spread that the Company earns (before Depository Institution fees) is the weighted average yield earned on the floating and fixed rate investments, less the amount actually paid to clients.

The interest rates paid to clients are set by the Depository Institutions and are not linked to any index. The Company makes recommendations to the Depository Institutions regarding interest rates paid to clients based on competitive market conditions, but ultimately the interest rates are set by the Depository Institutions.

Staff Comment 18: Exhibits, Financial Statement Schedules

Please tell us why, other than the registration rights agreement and the trademark license agreement, the related-party agreements described in the “Transactions with TD and TD Affiliates” section of your proxy statement are not filed as material agreements. In this regard, we note that insured deposit account fees from the insured deposit account agreement accounted for $205 million of revenue (approximately 31% of your net revenues) during the quarter ended December 31, 2011.

Company response:

The Company has not filed the related-party agreements described in the “Transactions with TD and TD Affiliates” section of the proxy statement because these agreements are ordinary-course contracts as described in Regulation S-K, Item 601(b)(10)(ii) that need not be filed because each of them is immaterial in amount or significance, except for the insured deposit account agreement, upon which the Company is not substantially dependent.

Except for the insured deposit account agreement, the amount of revenue or expense to the Company from each such agreement is immaterial in amount, so the filing of these agreements is not required. The immateriality of the amounts can be seen in the tables on pages 79-80 of the 10-K.

While the insured deposit account agreement accounted for $205 million of revenue during the quarter ended December 31, 2011, the Company is not substantially dependent on this agreement. The insured deposit account agreement provides the Company the ability to offer clients an FDIC-insured bank “sweep” product. The Company is not required to offer this kind of product and in fact, in the past, has not offered it. In addition, we believe other banks are available to provide the same services upon commercially reasonable terms if the current agreement ended and the Company chose to continue to offer this product to clients. Also, the Company is entitled to at least 2 years’ prior written notice of termination by our counterparty. Accordingly, if the insured deposit account agreement were terminated for any reason, the Company could enter into a replacement contract, with a different bank, without any disruption to our business, if it chose to continue to offer this kind of product. For these reasons, the Company is not substantially dependent on the insured deposit account agreement, and it need not be filed.

Staff Comment 19: Exhibits, Financial Statement Schedules

The order granting confidential treatment for Exhibit 10.37 expired on November 30, 2011. Please refile the exhibit without redactions or provide an explanation as to why it is no longer a material agreement.

Company response:

The Company will refile the Letter Agreement to effect a structured stock repurchase, dated as of August 20, 2010, between TD Ameritrade Holding Corporation and Barclays Capital Inc., acting as agent for Barclays Bank PLC (Exhibit 10.37), without redactions (except for account and contact information, such as names and phone numbers) on a Form 8-K concurrent with our response to this letter.

Form 10-Q for Quarterly Period Ended December 31, 2011

Staff Comment 20: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Glossary of Terms, page 24

In future Form 10-Q filings, please include the Glossary of Terms rather than referring investors to your website or Annual Report on Form 10-K.

Company response:

We do not believe that repeating identical information that is available in the MD&A for the preceding fiscal year is required. Under Instruction 2 to Paragraph (b) of Regulation S-K Item 303, we note that registrants are permitted to “presume that users of the interim financial information have read or have access to the discussion and analysis required by paragraph (a) for the preceding fiscal year.” However, in light of the Staff’s comment and for the convenience of the users of our filings, in future Form 10-Q filings, beginning with the Company’s Form 10-Q for the quarter ending June 30, 2012, we will include the full text of the Glossary of Terms in Management’s Discussion and Analysis.

Per your request in the Comment Letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the above responses, please contact me at (402) 827-8933.

Very truly yours,

/s/ William J. Gerber
William J. Gerber
Executive Vice President, Chief Financial Officer